UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES CREATION OF THE VICE PRESIDENCY OF CORPORATE AND GOVERNMENT BANKING - BOGOTÁ

Medellín, Colombia, March 6, 2012

As part of the reorganization of Grupo Bancolombia’s corporate management structure, the Board of Directors of Bancolombia S.A. created the Vice-presidency of Corporate and Government Banking -- Bogotá, which will report to the Vice President of Corporate and Government Banking, and will be responsible for development of corporate, government and institutional segment developments in the city of Bogotá.

The Board of Directors appointed Fuad Velasco Juri as the Vice President of Corporate and Government Banking – Bogotá. Mr. Velasco, was the President of Fiduciaria Bancolombia since 2005.

Mr. Velasco holds a degree in Economics from the United States Air Force Academy and a Master in Business Administration with an emphasis in finance from Maryland University. Mr. Velasco also participated in the CEO Management Program at Kellogg School of Management and the Strategic Thinking and Management for Competitive Advantage Program at the University of Pennsylvania.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: March 06, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Executive Vice President of Corporate Development (I)